Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Itaú Unibanco Holding S.A. (“Itaú Unibanco Holding”) announced yesterday that it has priced US$1,250,000,000.00 aggregate principal amount of its 5.5% subordinated notes due August 2022 (the “Subordinated Notes”).  The aggregate principal amount was increased by US$125,000,000.00 to US$1,375,000,000.00 after the exercise of an extended sale option in the Asian market.  The offer price of the Subordinated Notes is 100.00%, resulting in a yield to investors of 5.5%.  Itaú Unibanco Holding intends to use the net proceeds of the issuance of the Subordinated Notes for general corporate purposes.

The Subordinated Notes have not been registered in Brazil with the Comissão de Valores Mobiliários in accordance with applicable law and regulations.  The Subordinated Notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable law, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any other applicable law.

The Subordinated Notes were offered only to qualified institutional buyers under Rule 144A under the Securities Act, and to non-U.S. persons outside the United States under Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Subordinated Notes, nor shall there be any sale of the Subordinated Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

São Paulo, July 31, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer